Exhibit 99.1

Sapiens Reports Third Quarter 2025 Financial Results

Rochelle Park, NJ, November 13, 2025 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced its financial results for the third quarter ended September 30, 2025.

Summary Results for Third Quarter 2025 (USD in millions, except per share data)

	GAAP			Non-GAAP
	Q3 2025	Q3 2024	% Change	Q3 2025	Q3 2024	% Change
Revenue	$152.3	$137.0	11.2%	$152.3	$137.0	11.2%
Gross Profit	$67.3	$60.3	11.6%	$70.7	$62.8	12.5%
Gross Margin	44.2%	44.0%	20 bps	46.4%	45.8%	60 bps
Operating Income	$17.8	$21.7	-18.3%	$25.5	$25.1	1.5%
Operating Margin	11.7%	15.9%	-420 bps	16.7%	18.3%	-160 bps
Net Income (*)	$14.3	$18.3	-22.0%	$20.5	$21.1	-2.7%
Diluted EPS	$0.25	$0.33	-24.2%	$0.36	$0.37	-2.7%

(*)	Attributable to Sapiens’ shareholders

Roni Al-Dor, President and CEO of Sapiens, stated, “In the third quarter of 2025, we continued to execute on our strategic priorities, securing new deals and strengthening customer relationships globally. Revenue increased by 11.2% year-over-year, reaching $152 million for the quarter. All our top geographic markets grew in the quarter, led by double digit expansion in North America and Rest of the World, reflecting broad-based demand and the successful execution of our strategic initiatives. Our annualized recurring revenue (ARR) totaled $220 million, reflecting a 26.7% year-over-year increase, of which 17.5% is organic and 9.2% contributed from the recent acquisitions. Sapiens’s non-GAAP operating profit totaled $25 million in the quarter, reflecting a 16.7% operating margin.

Our insurance platform empowers insurers to accelerate digital transformation, achieve sustainable growth, and operational efficiency, fueled by the continued adoption of AI-driven innovation. We remain committed to advancing our platform, accelerating cloud adoption, and expanding our global footprint, all of which will serve as catalysts for continued success. Our continued success in both new customer acquisition and account expansion across North America and EMEA underscores the strategic value of our platform for insurers accelerating digital transformation.”

Following Sapiens’ announcement on August 12, 2025, that the company has entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share in cash, valuing Sapiens at approximately $2.5 billion, Sapiens will forgo a Q3 2025 Earnings Call.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: non-GAAP revenue, ARR, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributed to Sapiens shareholders, non-GAAP basic and diluted earnings per share, Adjusted EBITDA and Adjusted Free Cash-Flow.

Sapiens believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Sapiens’ financial condition and results of operations. The Company’s management uses these non-GAAP measures to compare the Company’s performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends, and in comparing the Company’s financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: Valuation adjustment on acquired deferred revenue, amortization of capitalized software development and other intangible assets, capitalization of software development, stock-based compensation, compensation related to acquisition and acquisition-related costs, restructuring and cost reduction costs, and tax adjustments related to non-GAAP adjustments.

Management of the Company does not consider these non-GAAP measures in isolation, or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company’s financial statements. In addition, they are subject to inherent limitations, as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures.

To compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Sapiens urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included with the financial tables of this release.

The Company defines Annual Recurring Revenue (“ARR”) as the annualized value of our revenue from customer subscriptions, term licenses, maintenance, application maintenance, and cloud solutions, which may not be the same as the timing and amount of revenue recognized. The ARR run rate is equal to the product of (i) the sum of these revenues in our most recently completed fiscal quarter, multiplied by (ii) four.

The Company defines Adjusted EBITDA as net profit, adjusted to eliminate valuation adjustment on acquired deferred revenue, stock-based compensation expense, depreciation and amortization, capitalization of software development costs, compensation expenses related to acquisition and acquisition-related costs, restructuring and cost reduction costs, financial expense (income), provision for income taxes and other income (expenses). These amounts are often excluded by other companies as well, in order to help investors understand the operational performance of their business.

The Company uses Adjusted EBITDA as a measurement of its operating performance, because it assists in comparing the operating performance on a consistent basis by removing the impact of certain non-cash and non-operating items. Adjusted EBITDA reflects an additional way of viewing aspects of the operations that the Company believes, when viewed with the GAAP results and the accompanying reconciliations to corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting its business. The Company uses Adjusted Free Cash-Flow as a measurement of its operating performance, and reconciles cash-flow from operating activities to Adjusted Free Cash-Flow, while reducing the amounts for capitalization of software development costs and capital expenditures. The Company adds back cash payments made for former acquisitions in respect of future performance targets and retention criteria as determined upon acquisition date of the respective acquired company, which were included in the cash-flow from operating activities. We believe that Adjusted Free Cash-Flow is useful in evaluating our business, because Adjusted Free Cash-Flow reflects the cash surplus available to fund the expansion of our business.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

Investor and Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens Yaffa.cohen-ifrah@sapiens.com +1 917-533-4782	Investor Contacts Brett Maas Managing Partner, Hayden IR +1 646-536-7331 Brett.Maas@HaydenIR.com Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:  the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic,  and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenue	152,319	137,025	430,026	408,074
Cost of revenue	85,010	76,729	240,166	230,114

Gross profit	67,309	60,296	189,860	177,960

Operating expenses:
Research and development, net	21,182	16,449	56,291	49,779
Selling, marketing, general and administrative	28,367	22,101	77,816	64,030
Total operating expenses	49,549	38,550	134,107	113,809

Operating income	17,760	21,746	55,753	64,151

Financial and other (income) expenses, net	(239)	(913)	(2,839)	(3,114)
Taxes on income	3,621	4,324	11,794	12,812

Net income	14,378	18,335	46,798	54,453

Attributable to non-controlling interest	78	-	330	141

Net income attributable to Sapiens’ shareholders	14,300	18,335	46,468	54,312

Basic earnings per share	0.26	0.33	0.83	0.97

Diluted earnings per share	0.25	0.33	0.83	0.97

Weighted average number of shares outstanding used to compute basic earnings per share (in thousands)	55,927	55,854	55,954	55,799

Weighted average number of shares outstanding used to compute diluted earnings per share (in thousands)	56,432	56,308	56,222	56,151

SAPIENS INTERNATIONAL CORPORATION N.V. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP revenue	152,319	137,025	430,026	408,074
Non-GAAP revenue	152,319	137,025	430,026	408,074

GAAP gross profit	67,309	60,296	189,860	177,960
Amortization of capitalized software	1,728	1,470	4,914	4,584
Amortization of other intangible assets	1,651	1,043	3,747	3,630
Non-GAAP gross profit	70,688	62,809	198,521	186,174

GAAP operating income	17,760	21,746	55,753	64,151
Gross profit adjustments	3,379	2,513	8,661	8,214
Capitalization of software development	(1,715)	(1,834)	(5,445)	(5,374)
Amortization of other intangible assets	2,412	1,276	6,066	3,732
Stock-based compensation	861	646	2,553	2,229
Costs related to Sapiens acquisition by Advent	2,324	-	2,324	-
Acquisition-related costs *)	453	754	3,196	1,248
Non-GAAP operating income	25,474	25,101	73,108	74,200

GAAP net income attributable to Sapiens’ shareholders	14,300	18,335	46,468	54,312
Operating income adjustments	7,714	3,355	17,355	10,049
Taxes on income	(1,494)	(599)	(3,319)	(1,808)
Non-GAAP net income attributable to Sapiens’ shareholders	20,520	21,091	60,504	62,553

(*)	Acquisition-related costs pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

Adjusted EBITDA Calculation
U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

GAAP operating profit	17,760	21,746	55,753	64,151

Non-GAAP adjustments:
Amortization of capitalized software	1,728	1,470	4,914	4,584
Amortization of other intangible assets	4,063	2,319	9,813	7,362
Capitalization of software development	(1,715)	(1,834)	(5,445)	(5,374)
Stock-based compensation	861	646	2,553	2,229
Costs related to Sapiens acquisition by Advent	2,324	-	2,324	-
Compensation related to acquisition and acquisition-related costs	453	754	3,196	1,248

Non-GAAP operating profit	25,474	25,101	73,108	74,200

Depreciation	1,059	1,288	3,088	3,480

Adjusted EBITDA	26,533	26,389	76,196	77,680

Summary of NON-GAAP Financial Information
U.S. dollars in thousands (except per share amounts)

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024

Revenues	152,319	141,602	136,105	134,305	137,025
Gross profit	70,688	64,838	62,995	62,692	62,809
Operating income	25,474	23,077	24,557	24,468	25,101
Adjusted EBITDA	26,533	24,141	25,529	25,359	26,389
Net income to Sapiens’ shareholders	20,520	19,305	20,679	20,710	21,091

Diluted earnings per share	0.36	0.34	0.37	0.37	0.37

Annual Recurring Revenue (“ARR”)

U.S. dollars in thousands

	Three months ended
	September 30,
	2025	2024
Annual Recurring Revenue	219,715	173,414

Non-GAAP Revenues by Geographic Breakdown
U.S. dollars in thousands

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024

North America	64,291	59,782	56,871	56,753	55,755
Europe	71,817	70,095	67,480	65,624	69,281
Rest of the World	16,211	11,725	11,754	11,928	11,989

Total	152,319	141,602	136,105	134,305	137,025

Non-GAAP Revenue breakdown

U.S. dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Software products and re-occurring post-production services (*)	119,799	100,707	337,715	292,992
Pre-production implementation services (**)	32,520	36,318	92,311	115,082

Total Revenues	152,319	137,025	430,026	408,074

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Software products and re-occurring post-production services (*)	64,303	53,809	182,234	156,386
Pre-production implementation services (**)	6,385	9,000	16,287	29,788

Total Gross profit	70,688	62,809	198,521	186,174

	Three months ended		Nine months ended
	September 30,		September 30,
	2025	2024	2025	2024

Software products and re-occurring post-production services (*)	53.7%	53.4%	54.0%	53.4%
Pre-production implementation services (**)	19.6%	24.8%	17.6%	25.9%

Gross Margin	46.4%	45.8%	46.2%	45.6%

(*)	Software products and re-occurring post-production services include mainly subscription, term license, maintenance, application maintenance, cloud solutions and post-production services. This revenue stream is a mix of recurring and re-occurring in nature.

(**)	Pre-production implementation services include mainly implementation services before go-live, which are one-time in nature.

Adjusted Free Cash-Flow

U.S. dollars in thousands

	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024

Cash-flow from operating activities	10,643	1,873	25,353	42,109	13,083
Increase in capitalized software development costs	(1,715)	(1,788)	(1,942)	(1,759)	(1,834)
Capital expenditures	(431)	(1,003)	(366)	(419)	(1,125)
Free cash-flow	8,497	(918)	23,045	39,931	10,124

Cash payment related to Sapiens acquisition by Advent	165	-	-	-	-
Cash payments attributed to acquisition-related costs(*) (**)	803	626	-	1,238	124

Adjusted free cash-flow	9,465	(292)	23,045	41,169	10,248

(*)	Included in cash-flow from operating activities

(**)	Acquisition-related payments pertain to charges on behalf of M&A agreements related to future performance targets and retention criteria, as well as completed or prospective third-party services, such as tax, accounting and legal rendered.

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
	(unaudited)	(unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	82,200	163,690
Short-term bank deposit	-	52,500
Trade receivables, net and unbilled receivables	138,189	99,603
Other receivables and prepaid expenses	31,363	19,350
Total current assets	251,752	335,143

LONG-TERM ASSETS
Property and equipment, net	10,268	10,656
Severance pay fund	2,621	3,208
Goodwill and intangible assets, net	430,900	302,472
Operating lease right-of-use assets	21,201	20,746
Other long-term assets	26,948	19,486
Total long-term assets	491,938	356,568

TOTAL ASSETS	743,690	691,711

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	13,218	8,414
Current maturities of Series B Debentures	19,808	19,796
Accrued expenses and other liabilities	91,650	77,390
Current maturities of operating lease liabilities	6,351	6,440
Deferred revenue	34,989	37,543
Total current liabilities	166,016	149,583

LONG-TERM LIABILITIES
Series B Debentures, net of current maturities	-	19,792
Deferred tax liabilities	12,310	6,899
Other long-term liabilities	11,511	10,331
Long-term operating lease liabilities	17,376	17,719
Accrued severance pay	9,285	7,758
Total long-term liabilities	50,482	62,499

REDEEMABLE NON-CONTROLLING INTEREST	13,724	-

EQUITY	513,468	479,629

TOTAL LIABILITIES AND EQUITY	743,690	691,711

SAPIENS INTERNATIONAL CORPORATION N.V. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOW
U.S. dollars in thousands

	For the nine months ended September 30,
	2025	2024
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	46,797	54,453
Reconciliation of net income to net cash provided by operating activities:
Depreciation	3,088	3,480
Amortization of capitalized software and other intangible assets	14,727	11,946
Accretion of discount on Series B Debentures	17	32
Capital loss from sale of property and equipment	1	13
Stock-based compensation related to options issued to employees	2,553	2,229

Net changes in operating assets and liabilities, net of amount acquired:
Increase in trade receivables, net and unbilled receivables	(21,034)	(20,640)
Decrease in deferred tax liabilities, net	(3,325)	(2,280)
Increase in other operating assets	(138)	(908)
Increase in trade payables	3,129	1,989
Decrease in other operating liabilities	(1,880)	(5,154)
Decrease in deferred revenues	(7,279)	(5,684)
Increase in accrued severance pay, net	1,213	640
Net cash provided by operating activities	37,869	40,116

Cash flows from investing activities:
Purchase of property and equipment	(1,864)	(2,306)
Proceeds from deposits	52,366	36,360
Proceeds from sale of property and equipment	64	49
Payments for business acquisitions, net of cash acquired	(106,683)	(375)
Capitalized software development costs	(5,445)	(5,374)
Net cash provided by (used in) investing activities	(61,562)	28,354

Cash flows from financing activities:
Proceeds from employee stock options exercised	-	98
Distribution of dividend	(37,037)	(29,789)
Repayment of Series B Debenture	(19,796)	(19,796)
Acquisition of non-controlling interest	-	(4,131)
Acquisition deferred payment	(455)	-
Net cash used in financing activities	(57,288)	(53,618)

Effect of exchange rate changes on cash and cash equivalents	(509)	4,584

Increase (decrease) in cash and cash equivalents	(81,490)	19,436
Cash and cash equivalents at the beginning of period	163,690	126,716

Cash and cash equivalents at the end of period	82,200	146,152

Debentures Covenants

As of September 30, 2025, Sapiens was in compliance with all of its financial covenants under the indenture for the Series B Debentures, based on having achieved the following in its consolidated financial results:

Covenant 1

●	Target shareholders’ equity (excluding non-controlling interest): above $120 million.

●	Actual shareholders’ equity (excluding non-controlling interest) equal to $513.5 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for the Company’s Series B Debentures) below 65%.

●	Actual ratio of net financial indebtedness to net capitalization equal to (13.79)%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is below 5.5.

●	Actual ratio of net financial indebtedness to EBITDA (accumulated calculation for the four last quarters) is equal to (0.61).